FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the

Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

Item
1.	Press release dated July 29, 2005, entitled, “Santander Santiago Announces Second Quarter 2005 Earnings.”

2.	Second Quarter 2005 Results.

Item 1

Santander Santiago Announces

Second Quarter 2005 Earnings

•	In 2Q 2005 net income totaled Ch$62,101 million (Ch$0.33 per share and US$0.59/ADR), increasing 55.0% compared to 2Q 2004.

•	The Bank’s return on average equity (ROAE) in the quarter reached 25.7% compared to 17.1% in 2Q 2004. The efficiency ratio improved to a record low level of 39.1% in 2Q 2005.

•	Earnings growth in 2Q 2005 was driven by the 66.7% increase in net operating income compared to 2Q 2004. Net financial income increased 15.0% in the same period. The Bank’s net fee income increased 13.4% compared to 2Q 2004. Operating expenses decreased 0.2% YoY.

•	In 2Q 2005 the Bank continued to show strong commercial activity, especially in retail banking. Total loans increased 3.5% QoQ and 12.3% YoY. Consumer loans increased 5.6% QoQ and 20.4% YoY. Residential mortgage loans grew 6.4% on a sequential quarterly basis and 30.6% YoY.

•	Market share in consumer lending has increased 80 basis points since the beginning of the year, reaching 25.6% by June 2005. Residential mortgage loan market share has risen 110 basis points since December 2004 and reached 24.6% at the end of 2Q 2005.

•	Total customer funds increased 15.6% QoQ and 29.6% YoY. Market share in total customer funds increased 80 bp since the beginning of the year to 21.4%.

•	Asset quality improved in the quarter. Past due loans at June 30, 2005 decreased 16.3% YoY and 2.8% QoQ. The coverage ratio improved to 137.6% in 2Q 2005 compared to 135.1% in 1Q 2005 and 110.7% at the end of 2Q 2004.

•	In the first half of 2005 net income totaled Ch$116,061 million (Ch$0.62/share and US$1.11/ADR), increasing 27.1% compared to 1H 2004, lead by a 34.8% increase in net operating income. The Bank’s ROAE in this period reached 23.2% and the efficiency ratio improved to 40.4%.

Santiago, Chile, July 29, 2005. Banco Santander Santiago (NYSE: SAN) announced today its unaudited results for the first half and second quarter 2005. These results are reported on a consolidated basis in accordance with Chilean GAAP1,2 in nominal Chilean pesos.

In the second quarter of 2005 net income totaled Ch$62,101 million (Ch$0.33 per share and US$0.59/ADR), increasing 55.0% compared to 2Q 2004 (from now on YoY). The Bank’s return on average equity (ROAE) in the quarter reached 25.7% compared to 17.1% in 2Q 2004. Earnings growth was driven by the 66.7% increase in net operating income compared to 2Q 2004.

Strong growth of net operating income

Ch$ million

Net operating income: net financial income + fee income + other operating income – operating expenses – provision expenses
Core revenues: Net interest income + fee income

Net financial income increased 15.0% YoY. This increase in net financial income was mainly due to strong loan growth in retail banking in the period. As of June 30, 2005 total loans increased 3.5% compared to the first quarter of 2005 (from now on QoQ) and 12.3% YoY. Consumer loans increased 5.6% QoQ and 20.4% YoY (32.1% excluding Santiago Express in 20043). Market share in consumer lending has increased 80 basis points since the beginning of the year, reaching 25.6% by June 2005. Residential mortgage loans grew 6.4% on a sequential quarterly basis and 30.6% YoY. Market share in this product reached 24.6% at the end of the quarter compared to 23.5% at the beginning of the year.

Total customer funds that is, total deposits plus mutual funds grew 8.5% QoQ. Market share in total customer funds increased 80 bp since the beginning of the year to 21.4% as of June 2005.

1	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.
2	The Peso/US dollar exchange rate as of June 30, 2005 was Ch$578.92 per dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation.
3	Santiago Express, a consumer finance division of Banco Santander Santiago was sold in December 2004 to Empresas París.

Investor Relations Department	2
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Market Share Loans and Customer Funds*, %

*	Customer funds: Time deposits, non-interest bearing demand deposits and mutual funds

    Source: Superintendency of Banks

The Bank’s net fee income increased 13.4% compared to 2Q 2004. This growth was led by an increase in various fee income lines and segments and was driven by an increase in the Bank’s retail client base, an improvement of cross-selling ratios and better quality of service standards. Fees by product reflect this increase in client base and cross-selling. Checking account fees grew 30.7% YoY. Banco Santander Santiago reached the number one spot in total number of checking accounts for the first time ever. Santander Santiago’s checking account base is the fastest growing in the market, increasing 15.6% YoY. Credit card fee increased 31.4% YoY driven by the investments and promotions made in 2004 to improve credit card usage. ATM related fees increased 30.2% YoY. In the past twelve months the Bank has expanded its ATM network by 17%. Insurance brokerage fees increased 42.2%, reflecting stronger sales of insurance products.

The expanding economy and improving unemployment figures have positively impacted provision expenses, recoveries and asset quality indicators in the quarter. The required reserves over total loans ratio as defined by the Superintendence of Banks, which measures the expected loss of the loan portfolio, reached 1.78% as of June 30, 2005 down from 1.86% in 1Q 2005 and 1.88% in 2Q 2004. Past due loans at June 30, 2005 decreased 16.3% YoY and 2.8% QoQ. The coverage ratio (reserves for loan losses / past due loans) improved to 137.6% in 2Q 2005 compared to 135.1% in 1Q 2005 and 110.7% at the end of 2Q 2004. As a result, total gross provisions and charge-offs decreased 26.0% compared to 2Q 2004 and loan loss recoveries increased 6.6% YoY, resulting in a 41.9% decline in total provisions net of recoveries.

In 2Q 2005 the Bank’s efficiency ratio reached a record low level of 39.1%. This is the lowest among the larger players of the Chilean banking system and a leading level for a commercial bank on a world wide-basis. In this period operating expenses decreased 0.2% YoY.

In the first half of 2005 net income totaled Ch$116,061 million (Ch$0.62/share and US$1.11/ADR),

Investor Relations Department	3
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

increasing 27.1% compared to 1H 2004, lead by a 34.8% increase in net operating income. The Bank’s ROAE in this period reached 23.2% and the efficiency ratio improved to 40.4%. The ROAE for the Chilean banking system in the same period was 17.6% and the efficiency ratio reached 53.8%. With these results the Bank generated 29% of the total income of the Chilean banking system in the first half of the year.

	Quarter			Change %
Banco Santander Santiago (Ch$ million)	2Q 2005	1Q 2005	2Q 2004	2Q 2005/2004	2Q / 1Q 2005
Net financial income	141,316	118,148	122,875	15.0%	19.6%
Fees and income from services	31,905	30,847	28,123	13.4%	3.4%
Total provisions, net of recoveries	(12,109)	(16,995)	(20,858)	(41.9)%	(28.7)%
Operating expenses	67,146	64,498	67,313	(0.2)%	4.1%
Operating income, net	92,269	72,986	55,335	66.7%	26.4%
Income before income taxes	74,377	66,515	47,968	55.1%	11.8%
Net income	62,101	53,960	40,067	55.0%	15.1%

Net income/share (Ch$)	0.33	0.29	0.21	55.0%	15.1%
Net income/ADR (US$)[1]	0.59	0.51	0.35	68.6%	15.7%

Total loans	9,431,262	9,112,371	8,399,403	12.3%	3.5%
Customer funds	9,319,902	8,586,747	7,191,623	29.6%	8.5%
Shareholders’ equity	956,435	1,074,775	910,816	5.0%	(11.0)%

Net financial margin	4.8%	4.2%	4.8%

Efficiency ratio	39.1%	41.8%	46.9%
Return on average equity[2]	25.7%	20.5%	17.1%
PDL / Total loans	1.29%	1.38%	1.73%
Coverage ratio of PDLs	137.6%	135.1%	110.7%
Reserve for loan losses / Total loans	1.78%	1.86%	1.88%
BIS ratio	13.4%	16.2%	13.6%
Branches	327	316	346
ATMs	1,225	1,187	1,050
Employees	7,383	7,403	7,572

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Quarterly Earnings / Average Equity.

Investor Relations Department	4
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

INTEREST EARNING ASSETS

Strong growth in higher yielding segments and products.

	Quarter ended,			% Change
Interest Earning Assets (Ch$ million)	June 30, 2005	March 31, 2005	June 30, 2004	June 2005/2004	June / March 2005
Commercial loans	3,379,584	3,317,067	2,837,327	19.1%	1.9%
Consumer loans	1,220,740	1,156,130	1,013,944	20.4%	5.6%
Residential mortgage loans*	2,005,792	1,884,775	1,536,286	30.6%	6.4%
Foreign trade loans	577,044	588,552	608,386	(5.2)%	(2.0)%
Leasing	571,878	536,217	479,124	19.4%	6.7%
Other outstanding loans **	434,614	459,248	622,179	(30.1)%	(5.4)%
Contingent loans	935,155	869,201	1,075,938	(13.1)%	7.6%

Total loans excl. interbank and PDL	9,124,807	8,811,190	8,173,184	11.6%	3.6%

Past due loans	121,798	125,367	145,587	(16.3)%	(2.8)%
Interbank loans	184,657	175,814	80,632	129.0%	5.0%

Total loans	9,431,262	9,112,371	8,399,403	12.3%	3.5%

Total financial investments	1,489,859	1,746,909	1,729,084	(13.8)%	(14.7)%

Total interest-earning assets	10,921,121	10,859,280	10,128,487	7.8%	0.6%

*	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).
**	Includes non-residential mortgage loans backed by a mortgage bond (letras hipotecarias para fines generales) and other loans.

In 2Q 2005 the Bank continued to show strong loan growth in high yielding products with a positive effect on net interest income and margins. As of June 30, 2005 total loans increased 3.5% QoQ and 12.3% YoY. Consumer loans increased 5.6% QoQ and 20.4% YoY (32.1% excluding Santiago Express in 2004). Market share in consumer lending has increased 80 basis points since the beginning of the year, reaching 25.6% by June 2005. Residential mortgage loans grew 6.4% on a sequential quarterly basis and 30.6% YoY. As a consequence, market share in this product reached 24.6% at the end of the quarter compared to 23.5% at the beginning of the year. Commercial loans rose 5.6% QoQ and 20.4% YoY driven mainly by loans granted to high yielding small and mid-sized companies. Market share in commercial loans has remained stable at 20.3% since the beginning of the year and decreased slightly from 20.5% as of March 2005, as a result of a decline in loans to the large corporate segment.

Investor Relations Department	5
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Lending to SMEs and individuals continues to drive loan growth

	Quarter ended,			% Change
Loans by business segment* (Ch$ million)	June 30, 2005	March 31, 2005	June 30, 2004	June 2005/2004	June / March 2005
Santander Banefe	434,742	416,080	355,668	22.2%	4.5%
Middle/upper income	3,305,448	3,129,214	2,600,710	27.1%	5.6%

Total loans to individuals	3,740,190	3,545,293	2,956,378	26.5%	5.5%

SMEs	1,223,618	1,143,571	966,617	26.6%	7.0%

Total retail lending	4,963,808	4,688,864	3,922,996	26.5%	5.9%

Middle-Market & Real estate	1,899,395	1,855,576	1,682,550	12.9%	2.4%
Corporate & institutional	1,448,925	1,529,006	1,545,115	(6.2)%	(5.2)%

*	The Bank in 2Q 2005 modified its segmentation breakdown and for this reason these figures are different from those shown in previous quarters. The financial statements include a historical evolution of loans by segment in the new format. These figures exclude contingent loans.

Total retail loans (includes loans to individuals and SMEs) increased 5.9% QoQ and 26.5% YoY. This increase was mainly driven by the higher economic activity and the investments made throughout 2004 to expand market share in this segment. These investments included the hiring of additional sales and account executives, opening new branches, reengineering of the mortgage department, modernization of the call center and strong investments to push credit card usage.

Loans to middle and upper income individuals rose 5.6% QoQ and 27.1% YoY (31.7% excluding Santiago Express). Loan growth in this segment was led by credit card loans that increased 11.4% QoQ. Residential mortgage loans in this segment increased 6.2% QoQ. Finally, installment consumer loans increased 4.0% QoQ.

In 2Q 2005 loans in Santander Banefe increased 4.5% QoQ and 22.2% YoY. Installment consumer lending increased 9.3% QoQ. Residential mortgage lending in this segment grew 4.5% QoQ. Santander Banefe continued to expand its distribution network and opened 9 new branches in the first half of this year. Banefe now has a total of 80 branches, the largest distribution network in this highly profitable client segment.

Lending to Small and Mid-sized Enterprises (SMEs) increased 7.0% QoQ and 26.6% YoY. Loan growth in this segment was driven by a 13.3% QoQ growth of high yielding leasing operations. Consumer lending in this segment also increased 9.8% QoQ driven by a rise in loans through credit cards, overdraft lines and installment consumer loans. Commercial loans in this segment increased 7.7% QoQ. The Bank is placing a larger emphasis on expanding its presence among SMEs due to the strong economic indicators that favor growth in this low penetrated and highly profitable segment.

Lending to the middle market and real estate financing increased 2.4% QoQ and 12.95 YoY, led by a 4.3% QoQ increase in loans to companies in the middle market segment and offset by flat growth in lending to the real estate sector. Total loans in corporate banking decreased 5.2% QoQ and 6.2% YoY. Corporate banking follows a strict profitability driven strategy which is focused mainly on increasing its share of non-lending activities such as cash management, treasury services, corporate finance and advisory services. The QoQ decline was also due in part to the translation

Investor Relations Department	6
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

losses produced by the 1.3% appreciation of the peso against the dollar between March 31, 2005 and June 30, 2005. Low loan growth in this segment was also due to lower spreads in corporate lending as deposit cost have risen in line with rising short-term interest rates. This has been offset by an increase in profitability of this segment’s cash management business that becomes more profitable as short-term rates rise.

Strong growth in retail lending*

Ch$ billion

*	Retail loans: Loans to SMEs and individuals.

Investor Relations Department	7
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

CUSTOMER FUNDS

Solid growth of customer deposits led by time deposit growth

	Quarter ended,			Change %
Funding (Ch$ million)	June 30, 2005	March 31, 2005	June 30, 2004	June 2005/2004	June / March 2005
Non-interest bearing deposits	2,537,313	2,512,512	2,242,639	13.1%	1.0%
Time deposits and savings accounts	5,271,750	4,603,981	3,541,668	48.8%	14.5%

Total customer deposits	7,809,063	7,116,493	5,784,307	35.0%	9.7%

Mutual funds	1,510,839	1,470,254	1,407,316	7.4%	2.8%

Total customer funds	9,319,902	8,586,747	7,191,623	29.6%	8.5%

In 2Q 2005 customer funds grew at a rapid pace led by a 14.5% QoQ increase of time deposits. The yield curve continued to flatten in the quarter. As a result, the Bank increased the balance and duration of its time deposits in order to take advantage of attractive medium-term interest rates and to stabilize, to the extent possible, margins going forward as short-term interest rates are expected to rise.

The balance of non-interest bearing demand deposits increased 1.0% QoQ. The quarterly average balance of demand deposits, a better indicator of the real expansion of this item, increased 13.0% YoY and decreased 2.4% QoQ. This decrease was mainly due to the rise in short-term interest rates, which has made time deposits more attractive.

	Quarter ended,			Change %
Total quarterly average non-interest bearing demand deposits* (Ch$ million)	June 30, 2005	March 31, 2005	June 30, 2004	June 2005/2004	June / March 2005
Total	1,700,536	1,741,670	1,504,379	13.0%	(2.4)%

*	Net of clearance

Assets under management increased 2.8% QoQ and 7.4% YoY, driven by flows of funds into medium and long-term fixed income funds and stock funds and offset by the outflow of money from short-term overnight funds.

With these growth rates the Bank’s market share in total customer funds increased 80 bp since the beginning of the year to 21.4% as of June 2005.

Investor Relations Department	8
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

NET FINANCIAL INCOME

Net financial income up 15.0% driven by rise in interest earning assets and stable margins

	Quarter			Change %
Net Financial Income (Ch$ million)	2Q 2005	1Q 2005	2Q 2004	2Q 2005/2004	2Q /1Q 2005
Net interest income	143,627	115,863	129,061	11.3%	24.0%
Foreign exchange transactions [4]	(2,311)	2,285	(6,186)	(62.6)%	(201.1)%

Net financial income	141,316	118,148	122,875	15.0%	19.6%

Average interest-earning assets	11,839,676	11,367,464	10,213,938	15.9%	4.2%

Net interest margin*	4.8%	4.2%	4.8%

Avg. equity + non-interest bearing demand deposits / Avg. earning assets	22.5%	24.6%	23.9%
Quarterly inflation rate**	1.69%	(0.68)%	1.15%
Avg. Overnight interbank rate	3.21%	2.65%	1.75%

*	Annualized.
**	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net financial income in 2Q 2005 increased 15.0% compared to 2Q 2004. This rise was mainly driven by the 15.9% increase in average interest earning assets in the same period. The net interest margin reached 4.8% in 2Q 2005 compared to 4.8% 2Q 2004. This evolution was mainly due to:

•	Improved asset mix. The improved asset mix also positively impacted margins. As of June 30, 2005 average interest earning assets increased 15.9 YoY. This was led by a 19.8% YoY rise in average consumer loans.

•	Higher inflation rate. The quarterly inflation rate in 2Q 2005 was 1.69% compared to 1.15% in 2Q 2004. This had a positive effect over margins due to the positive gap between assets and liabilities denominated in Unidades de Fomento (UF, an inflation linked currency). The UF gap results from the Bank’s investment in liquid, low risk financial investments denominated in UF funded through deposits denominated in nominal pesos. This is partially offset by the larger loss from price level restatement.

•	Funding mix and higher interest rates. During 2Q 2005 the average overnight interbank rate was 3.21% compared to 1.75% in 2Q 2004. Interest bearing liabilities have a shorter duration than interest earning assets and, therefore, reprice at a faster rate. This results in a downward pressure on margins in the short-term when interest rates begin to increase. The Bank is

4	For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts that hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Under Superintendence of Banks guidelines these gains/losses are not be considered interest revenue, but are included as gains/losses from foreign exchange transactions and, accordingly, registered in a different line of the income statement. This distorts net interest income and foreign exchange transaction gains especially in periods of high volatility of the exchange rate. The results of these hedging positions have been added to net financial income to give a clearer indication of the Bank’s real net interest margin.

Investor Relations Department	9
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

minimizing this impact by increasing the duration of time deposits in order to stabilize margins going forward. At the same time, as rates begin to rise the percentage of free funds (non-interest bearing liabilities and capital) that finance interest earning assets decreases. In 2Q 2005 this ratio reached 22.5% compared to 23.9% in 2Q 2004. This was partially offset by the rise in spread earned over free funds that improves with rising short-term rates.

Net interest income in 2Q 2005 increased 19.6% compared to 1Q 2005. Average interest earning assets increased 4.2% and the net interest margin increased from 4.2% to 4.8%. This was mainly due to the seasonal shift in inflation rate. Inflation in 1Q 2004 was -0.68% compared to 1.68% in 2Q 2005. As mentioned above, this higher inflation rate has a positive effect on net interest margins.

The Bank’s margins have evolved more favorably compared to the Chilean Financial System. On an unconsolidated basis and including price level restatement, the gap between the Bank’s net interest margin and the banking industry as a whole was 78 basis points in 2Q 2005 compared to 19 bp. as of June 2004.

Santander Santiago positive evolution of net interest margins vs. competition

Source: Superintendence of Banks, unconsolidated figures. Includes price level restatement and foreign exchange transactions. Quarterly net interest margin.

Investor Relations Department	10
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

PROVISION FOR LOAN LOSSES

The PDL ratio falls to 1.29% and coverage reached 137.6%

	Quarter			Change %
Provision for loan losses (Ch$ million)	2Q 2005	1Q 2005	2Q 2004	2Q 2005/2004	2Q / 1Q 2005
Gross provisions	+3,880	+337	(2,592)	—	1,051.3%
Charge-offs	(26,865)	(25,377)	(28,464)	(5.6)%	5.9%

Total provisions and charge-offs	(22,985)	(25,040)	(31,056)	(26.0)%	(8.2)%

Loan loss recoveries	+10,876	+8,045	+10,198	6.6%	35.2%

Total provisions, net of recoveries	(12,109)	(16,995)	(20,858)	(41.9)%	(28.7)%

Total loans	9,431,262	9,112,371	8,399,403	12.3%	3.5%

Total reserves	171,570	174,006	161,197	6.4%	(1.4)%
Reserve for loan losses (RLL)	167,554	169,353	157,060	6.7%	(1.1)%
Other reserves	2,751	4,653	4,137	(33.5)%	(40.9)%

Past due loans* (PDL)	121,798	125,367	145,587	(16.3)%	(2.8)%

Gross charge-off ratio**	0.97%	1.10%	1.48%
Net charge-off ratio***	0.51%	0.75%	0.98%
PDL/Total loans	1.29%	1.38%	1.73%
RLL / loans	1.78%	1.86%	1.88%
RLL/Past due loans	137.6%	135.1%	110.7%

*	Past due loans: installments or credit lines more than 90 days overdue.
**	Gross charge-off ratio = Total provisions and charge-offs, excluding recoveries and annualized divided by total loans
***	Net charge-off ratio = Total provisions, net of loan loss recoveries annualized divided by total loans.

The expanding economy and improving unemployment figures have positively impacted provision expenses, recoveries and asset quality indicators in the quarter. The required reserves over total loans ratio as defined by the Superintendence of Banks, which measures the expected loss of the loan portfolio, reached 1.78% as of June 30, 2005 down from 1.86% in 1Q 2005 and 1.88% in 2Q 2004. The gross charge-off ratio (annualized gross provisions and charge-offs divided by total loans) improved from 1.48% in 2Q 2004 to 0.97% in 2Q 2005. Past due loans at June 30, 2005 decreased 16.3% YoY and 2.8% QoQ. The coverage ratio (reserves for loan losses / past due loans) improved to 137.6% in 2Q 2005 compared to 135.1% in 1Q 2005 and 110.7% at the end of 2Q 2004.

As a result, total gross provisions and charge-offs decreased 26.0% compared to 2Q 2004 and loan loss recoveries increased 6.6% YoY, resulting in a 41.9% decline in total provisions net of recoveries. Compared to 1Q 2005, total provisions net of recoveries decreased 28.7% mainly due to the seasonal rise in loan loss recoveries, that increased 35.2% in 2Q 2004 compared to 1Q 2005. The gross charge-off ratio decreased slightly from 1.10% to 0.98% on a quarterly sequential basis.

Investor Relations Department	11
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Sound asset quality

Past-due loans, Ch$ million

FEE INCOME

Fee income increases as the client base rises and cross-selling ratios improve

	Quarter			Change %
Fee income (Ch$ million)	2Q 2005	1Q 2005	2Q 2004	2Q 2005/2004	2Q / 1Q 2005
Fee income	39,206	37,735	34,485	13.7%	3.9%
Fee expenses	(7,301)	(6,888)	(6,362)	14.8%	6.0%

Total fee income, net	31,905	30,847	28,123	13.4%	3.4%

The Bank’s net fee income increased 13.4% compared to 2Q 2004. This growth was led by an increase in various fee income lines and segments and was driven by an increase in the Bank’s retail client base, an improvement of cross-selling ratios and better quality of service standards. In 2Q the number of total checking accounts rose 6.0% QoQ and the amount of retail clients that use 4 or more products grew 8.1% QoQ. The attrition rate (clients lost divided by total client base) also descended to 6.5% from 7.8% as of March 2005.

In the current quarter and according to the latest data published by the Superintendence of Bank, for the month of May 2005 Santander Santiago reached the number one spot in total number of checking accounts for the first time ever. Santander Santiago’s checking account base is the fastest growing in the market, increasing 15.6% YoY compared to 5.4% for the market. Market share in total checking accounts reached 24.3% and increased 140 basis points since November 2004 and 220 basis points in 12 months.

In the credit card market, the Bank is also consolidating its leading position. According to the latest information published by Transbank, as of May 2005, total credit card accounts increased 29.4% YoY compared to a 15.7% YoY growth for the industry. With this growth market share in terms of

Investor Relations Department	12
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

total credit card accounts reached 36.2% and increased 213 basis points since the beginning of the year and 383 basis points in 12 months. In terms of credit card usage market share also increased significantly. Total invoicing as of May 2005 increased 22.8% YoY compared to 16.8% YoY growth in the industry. Total market share in credit card invoicing reached 36.2% as of May 2005, increasing 130 basis points since the beginning of the year and 176 basis points in 12 months.

Market Share Checking Accounts and Credit Cards, May 2005

Source: Superintendence of Banks and Transbank. Increase in market share in basis points refers to rise since beginning of the year.

Fees by product reflect this increase in client base and cross-selling. Checking account fees grew 30.7% YoY. This rise is directly related to the increase in client base and lower attrition rates. Credit card fee increased 31.4% YoY driven by the investments and promotions made in 2004 to improve credit card usage. ATM related fees increased 30.2% YoY. In the past twelve months the Bank has installed 175 new ATMs (17% increase YoY) as part of the investments made primarily in 2004 to expand its distribution network for retail banking. Insurance brokerage fees increased 42.2%, reflecting stronger sales of insurance products. These high growth rates were partially offset by a 0.4% increase in mutual fund asset management fees, a reflection of the lower growth of assets under management as funds have flowed out of mutual funds and into time deposits.

Investor Relations Department	13
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio reached a record low 39.1% in the quarter

	Quarter			Change %
Operating Expenses (Ch$ million)	2Q 2005	1Q 2005	2Q 2004	2Q 2005/2004	2Q / 1Q 2005
Personnel expenses	34,244	33,509	32,692	4.7%	2.2%
Administrative expenses	23,976	22,263	24,340	(1.5)%	7.7%
Depreciation and amortization	8,923	8,726	10,281	(13.2)%	2.3%
Operating expenses	67,146	64,498	67,313	(0.2)%	4.1%
Efficiency ratio*	39.1%	41.8%	46.9%

*	Operating expenses / operating income. Operating income = Net interest income + Net fee income + other operating income, net.

In 2Q 2005 the Bank’s efficiency ratio reached a record low level of 39.1%. This is the lowest among the largest players of the Chilean banking system and leading level for a commercial bank on world wide-basis. The efficiency ratio for the Chilean banking system reached 53.8% as of June 2005.

In this period operating expenses decreased 0.2% YoY. Personnel expenses increased 4.7%, mainly due to higher performance related compensation paid to commercial teams as a result of greater commercial growth in retail banking. The Bank also made the annual adjustment of wages for inflation in April 2005.

Administrative expense decreased 1.5% YoY, reflecting the stabilization of expenses in 2005 after the strong investments made in 2004 in order to expand the Bank’s presence in retail banking. The Bank is also still carrying out various initiatives to improve administrative efficiency such as modifying branch formats, centralizing back office functions and outsourcing other back office functions.

Depreciation and amortization expenses decreased 13.2% YoY as the bulk of the depreciation expense of core systems has been completed following the high level of investments made in improving systems in 2002 and 2003. The Bank has one of the most advanced core banking systems in Chile. The Bank depreciates in three years technology investments.

The 4.1% QoQ increase in operating expenses was mainly due to seasonal factors. In the first quarter the provision for paid vacations are reversed as most employees take their annual vacations in January and February. Lower general activity in the summer months also leads to lower administrative expenses.

Investor Relations Department	14
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Evolution of efficiency ratio, %

OTHER OPERATING INCOME

A more stable interest rate environment leads to lower trading gains

	Quarter			Change %
Other operating income* (Ch$ million)	2Q 2005	1Q 2005	2Q 2004	2Q 2005/2004	2Q / 1Q 2005
Net gain from trading and mark-to-market of securities	1,613	11,446	(2,070)	(177.9)%	(85.9)%

Other operating results, net	(3,310)	(5,962)	(5,422)	(39.0)%	(44.5)%

*	The gains (loss) from foreign exchange transactions are included in the analysis of net financial income (See Net Financial Income)

The net results from trading and mark-to-market of securities was a gain of Ch$1,613 million in 2Q 2005. In 2Q 2005 medium and long-term interest rates continued to decline, but not as strongly as in 1Q 2005. The decline in US treasury rates negatively impacted the Bank’s gains from fixed income investments in the quarter.

Gains form trading and mark-to-market in 2Q 2004 included a one-time loss of Ch$6,307 million, resulting form the pre-payment of US$170 million of bonds. This pre-payment has allowed the Bank to improve its funding mix and margins in 2004 and 2005.

Other operating losses, net totaled a loss of Ch$3,310 million, decreasing 39.0% YoY. Variable sales force expenses, the main expense recognized in this line item, totaled Ch$4,036 million in the quarter, a similar level as in 2Q 2004. 2Q 2005 other operating income included a Ch$1,100 million gain from the leasing of a repossessed asset.

Investor Relations Department	15
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

	Quarter			Change %
Other Income and Expenses (Ch$ million)	2Q 2005	1Q 2005	2Q 2004	2Q 2005/2004	2Q / 1Q 2005
Non-operating income, net	(7,378)	(12,596)	78	—	(41.4)%
Income attributable to investments in other companies	299	214	258	15.9%	39.7%
Losses attributable to minority interest	(71)	(53)	(59)	20.3%	34.0%

Total net non-operating results	(7,150)	(12,435)	277	—	(42.5)%

Price level restatement	(10,742)	5,964	(7,644)	40.5%	(280.1)%
Income tax	(12,276)	(12,555)	(7,901)	55.4%	(2.2)%

In 2Q 2005 net non-operating results totaled a loss of Ch$7,150 million compared to a gain of Ch$277 million in 2Q 2004. The main items included in non-operating results are the charge-off of repossessed assets, the net gain or loss from the sale of repossessed assets and provision for non-credit related contingencies. The rise in the net losses from non-operating results was mainly due to the recognition of a higher level of provisions for non-credit related contingencies and higher charge-off of repossessed assets.

The 40.5% higher loss from price level restatement in 2Q 2005 compared to 2Q 2004 was due to the higher inflation rate (1.69% in 2Q 2005 compared to 1.15% in 2Q 2004). The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank’s capital is larger than the sum of fixed and other assets, the higher the inflation rate, the larger the loss from price level restatement. In 1Q 2004 inflation was negative leading to a gain from price level restatement.

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Return on average equity in the quarter reaches 25.7% and 23.2% in 1H 2005

	Quarter ended			Change %
Shareholders’ equity (Ch$ million)	June 30, 2005	March 31, 2005	June 30, 2004	June 2005/2004	June / March 2005
Capital and Reserves	840,374	1,020,815	819,472	2.6%	(17.7)%
Net Income	116,061	53,960	91,344	27.1%	115.1%

Total shareholders’ equity	956,435	1,074,775	910,816	5.0%	(11.0)%

Return on average equity (ROAE)	25.7%	20.5%	17.1%

As of June 30, 2005 shareholders’ equity totaled Ch$956,435 million. The Bank’s ROAE in 2Q 2005, reached 25.7% compared to 17.1% in 2Q 2004 and 20.5% in 1Q 2005. For the first half of 2005 ROAE reached 23.2% compared to 18.7% in 1H 2004. The ROAE for the Chilean banking industry as of June 2004 was 17.6%. The BIS ratio as of June 30, 2005 reached a solid level of 13.4% with a Tier I ratio of 9.0%.

Investor Relations Department	16
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

	Quarter ended			Change %
Capital Adequacy (Ch$ million)	June 30, 2005	March 31, 2005	June 30, 2004	June 2005/2004	June / March 2005
Tier I	840,374	1,020,815	819,472	2.6%	(17.7)%
Tier II	407,863	408,190	284,874	43.2%	(0.1)
%Regulatory capital	1,248,237	1,429,005	1,104,346	13.0%	(12.6)%
Risk weighted assets	9,301,114	8,841,111	8,152,199	14.1%	5.2%
BIS ratio	13.4%	16.2%	13.6%

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendency of Banks (Superintendence of Banks) for June 2005, Banco Santander Santiago was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all non-publicly owned Latin American companies with an A rating from Standard and Poor’s, A by Fitch and a Baa1 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Grupo Santander, which directly and indirectly owns 83.94% of Banco Santander Santiago.

Grupo Santander Central Hispano

Santander (SAN.MC, STD.N) ranks as the 9th. world bank and as the largest in the Euro Zone, by market capitalization. Founded in 1857, Santander has 63 million clients, 9.970 offices and presence in over 40 countries. It is the first Financial Group in Spain and in Latin America and maintains an important business activity in Europe. Santander has reached a prominent presence in the United Kingdom through Abbey, in Portugal, as the third largest banking group, and through Santander Consumer, a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. In 2004, Santander recorded €3.605 million in net attributable profits.

In Latin America, Santander maintains a leading position where it manages over US$130 billion in business volumes (loans, deposits and off-balance sheet assets under management) through 4,000 offices in ten countries.

CONTACT INFORMATION

Robert Moreno	Tel: (562) 320-8284
Manager	Fax: (562) 671-6554
Email: rmorenoh@santandersantiago.cl
Investor Relations Department	Website: www.santandersantiago.cl
Banco Santander Santiago
Bandera 140 Piso 19,
Santiago,
Chile

Investor Relations Department	17
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Item 2

BANCO SANTANDER - CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In millions of nominal Chilean pesos)

	30-Jun 2005	30-Jun 2005	31-Mar 2004	30-Jun 2004	% Change	% Change
					June 2005 / 2004	June / March 2005
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
ASSETS

Cash and due from banks
Noninterest bearing	1,999,508	1,157,555	750,469	586,820	97.3%	54.2%
Interbank deposits-interest bearing	327,080	189,353	590,946	82,855	128.5%	-68.0%

Total cash and due from banks	2,326,587	1,346,908	1,341,415	669,675	101.1%	0.4%

Financial investments
Government securities	933,215	540,257	773,721	831,115	-35.0%	-30.2%
Investments purchased under agreements to resell	94,507	54,712	25,616	40,104	36.4%	113.6%
Other financial investments	1,040,712	602,489	423,653	457,439	31.7%	42.2%
Investment collateral under agreements to repurchase	505,080	292,401	523,919	400,426	-27.0%	-44.2%

Total financial investments	2,573,514	1,489,859	1,746,909	1,729,084	-13.8%	-14.7%

Loans, net
Commercial loans	5,837,739	3,379,584	3,317,067	2,837,327	19.1%	1.9%
Consumer loans	2,108,651	1,220,740	1,156,130	1,013,944	20.4%	5.6%
Mortgage loans (Financed with mortgage bonds)	1,277,805	739,747	810,688	1,303,217	-43.2%	-8.8%
Foreign trade loans	996,759	577,044	588,552	608,386	-5.2%	-2.0%
Interbank loans	318,968	184,657	175,814	80,632	129.0%	5.0%
Leasing	987,836	571,878	536,217	479,124	19.4%	6.7%
Other outstanding loans	2,937,641	1,700,659	1,533,335	855,248	98.8%	10.9%
Past due loans	210,388	121,798	125,367	145,587	-16.3%	-2.8%
Contingent loans	1,615,344	935,155	869,201	1,075,938	-13.1%	7.6%
Reserves	(296,362)	(171,570)	(174,006)	(161,197)	6.4%	-1.4%

Total loans, net	15,994,769	9,259,692	8,938,365	8,238,206	12.4%	3.6%

Other assets
Bank premises and equipment	366,978	212,451	208,019	204,824	3.7%	2.1%
Foreclosed assets	37,520	21,721	26,367	36,727	-40.9%	-17.6%
Investments in other companies	8,366	4,843	4,967	4,270	13.4%	-2.5%
Assets to be leased	27,954	16,183	14,075	12,116	33.6%	15.0%
Other	1,744,225	1,009,767	583,126	482,188	109.4%	73.2%

Total other assets	2,185,043	1,264,965	836,554	740,125	70.9%	51.2%

TOTAL ASSETS	23,079,914	13,361,424	12,863,243	11,377,090	17.4%	3.9%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In millions of nominal Chilean pesos)

	30-Jun 2005	30-Jun 2005	31-Mar 2004	30-Jun 2004	% Change	% Change
					June 2005 / 2004	June / March 2005
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits

Current accounts	2,379,728	1,377,672	1,346,977	1,239,728	11.1%	2.3%
Bankers drafts and other deposits	2,003,111	1,159,641	1,165,535	1,002,911	15.6%	-0.5%

Total non-interest bearing deposits	4,382,839	2,537,313	2,512,512	2,242,639	13.1%	1.0%

Savings accounts and time deposits	9,106,180	5,271,750	4,603,981	3,541,668	48.8%	14.5%

Total deposits	13,489,019	7,809,063	7,116,493	5,784,307	35.0%	9.7%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	13,244	7,667	8,333	10,729	-28.5%	-8.0%
Other Banco Central borrowings	42,502	24,605	215,268	8,818	179.0%	-88.6%

Total Banco Central borrowings	55,746	32,272	223,601	19,547	65.1%	-85.6%

Investments sold under agreements to repurchase	466,287	269,943	474,004	526,723	-48.8%	-43.1%

Mortgage finance bonds	1,484,875	859,624	861,145	1,222,789	-29.7%	-0.2%

Other borrowings
Bonds	573,713	332,134	364,103	137,251	142.0%	-8.8%
Subordinated bonds	939,942	544,151	550,596	405,107	34.3%	-1.2%
Borrowings from domestic financial institutions	7,018	4,063	746	83,048	-95.1%	444.6%
Foreign borrowings	1,627,626	942,265	829,959	674,519	39.7%	13.5%
Other obligations	70,708	40,934	43,760	66,737	-38.7%	-6.5%

Total other borrowings	3,219,007	1,863,547	1,789,164	1,366,662	36.4%	4.2%

Total other interest bearing liabilities	5,225,915	3,025,386	3,347,914	3,135,721	-3.5%	-9.6%

Other liabilities
Contingent liabilities	1,617,534	936,423	870,383	1,075,865	-13.0%	7.6%
Other	1,092,779	632,632	452,361	469,134	34.9%	39.9%
Minority interest	2,565	1,485	1,317	1,247	19.1%	12.8%

Total other liabilities	2,712,878	1,570,540	1,324,061	1,546,246	1.6%	18.6%

Shareholders’ equity
Capital and reserves	1,451,624	840,374	1,020,815	819,472	2.6%	-17.7%
Income for the year	200,478	116,061	53,960	91,344	27.1%	115.1%

Total shareholders’ equity	1,652,102	956,435	1,074,775	910,816	5.0%	-11.0%

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	23,079,914	13,361,424	12,863,243	11,377,090	17.4%	3.9%

BANCO SANTANDER CHILE

QUARTERLY INCOME STATEMENTS

Million of nominal Chilean pesos

					% Change	% Change
	IIQ 2005	IIQ 2005	IQ 2005	IIQ 2004	IIQ 2005/2004	IIQ /IQ 2005
	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
Interest income and expense
Interest income	477,852	276,638	165,014	229,970	20.3%	67.6%
Interest expense	(229,757)	(133,011)	(49,151)	(100,909)	31.8%	170.6%

Net interest income	248,095	143,627	115,863	129,061	11.3%	24.0%

Foreign exchange transactions,net	(3,992)	(2,311)	2,285	(6,186)	-62.6%	—

Net financial income	244,103	141,316	118,148	122,875	15.0%	19.6%

Provision for loan losses	(20,917)	(12,109)	(16,995)	(20,858)	-41.9%	-28.7%

Fees and income from services
Fees and other services income	67,723	39,206	37,735	34,485	13.7%	3.9%
Other services expense	(12,611)	(7,301)	(6,888)	(6,362)	14.8%	6.0%

Total fees and income from services, net	55,112	31,905	30,847	28,123	13.4%	3.4%

Other operating income, net
Net gain (loss) from trading and mark-to-market	2,786	1,613	11,446	(2,070)	—	-85.9%
Other, net	(5,718)	(3,310)	(5,962)	(5,422)	-39.0%	-44.5%

Total other operating income, net	(2,932)	(1,697)	5,484	(7,492)	-77.3%	—

Operating expenses
Personnel salaries and expenses	(59,152)	(34,244)	(33,509)	(32,692)	4.7%	2.2%
Administrative and other expenses	(41,415)	(23,976)	(22,263)	(24,340)	-1.5%	7.7%
Depreciation and amortization	(15,418)	(8,926)	(8,726)	(10,281)	-13.2%	2.3%

Total operating expenses	(115,985)	(67,146)	(64,498)	(67,313)	-0.2%	4.1%

Other income and expenses
Nonoperating income, net	(12,744)	(7,378)	(12,596)	78	—	-41.4%
Income attributable to investments in other companies	516	299	214	258	15.9%	39.7%
Losses attributable to minority interest	(123)	(71)	(53)	(59)	20.3%	34.0%

Total other income and expenses	(12,351)	(7,150)	(12,435)	277	-2681.2%	-42.5%

Gain (loss) from price-level restatement	(18,555)	(10,742)	5,964	(7,644)	40.5%	—

Income before income taxes	128,475	74,377	66,515	47,968	55.1%	11.8%
Income taxes	(21,205)	(12,276)	(12,555)	(7,901)	55.4%	-2.2%

Net income	107,270	62,101	53,960	40,067	55.0%	15.1%

BANCO SANTANDER CHILE

QUARTERLY INCOME STATEMENTS

Million of nominal Chilean pesos

				% Change
	IH 2005	IH 2005	IH 2004	IQ 2005/2004
	US$ thousands	Ch$ millions	Ch$ millions
Interest income and expense
Interest income	762,890	441,652	408,509	8.1%
Interest expense	(314,658)	(182,162)	(158,874)	14.7%

Net interest income	448,232	259,490	249,635	3.9%

Foreign exchange transactions,net	(45)	(26)	(21,299)	-99.9%
Net financial income	448,187	259,464	228,336	13.6%

Provision for loan losses	(50,273)	(29,104)	(35,056)	-17.0%

Fees and income from services
Fees and other services income	132,904	76,941	68,121	12.9%
Other services expense	(24,509)	(14,189)	(12,545)	13.1%

Total fees and income from services, net	108,395	62,752	55,576	12.9%

Other operating income, net
Net gain (loss) from trading and brokerage	22,558	13,059	14,015	-6.8%
Other, net	(16,016)	(9,272)	(11,021)	-15.9%

Total other operating income, net	6,542	3,787	2,994	26.5%

Operating expenses
Personnel salaries and expenses	(117,033)	(67,753)	(63,206)	7.2%
Administrative and other expenses	(79,871)	(46,239)	(46,281)	-0.1%
Depreciation and amortization	(30,491)	(17,652)	(19,783)	-10.8%

Total operating expenses	(227,395)	(131,644)	(129,270)	1.8%

Other income and expenses
Nonoperating income, net	(34,502)	(19,974)	(8,221)	143.0%
Income attributable to investments in other companies	886	513	278	84.5%
Losses attributable to minority interest	(214)	(124)	(109)	13.8%

Total other income and expenses	(33,830)	(19,585)	(8,052)	143.2%

Gain (loss) from price-level restatement	(8,253)	(4,778)	(3,994)	19.6%

Income before income taxes	243,373	140,892	110,534	27.5%
Income taxes	(42,892)	(24,831)	(19,190)	29.4%

Net income	200,478	116,061	91,344	27.1%

Financial Ratios

	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05
Profitability
Net interest margin*	4.1%	4.6%	4.4%	4.9%	4.3%	5.0%	4.2%	4.7%	4.3%	4.8%	4.5%	4.7%	4.2%	4.8%
Net fees / operating expenses	35.9%	34.2%	35.9%	34.9%	41.3%	45.4%	49.6%	42.4%	43.2%	41.8%	44.0%	50.9%	47.8%	47.5%
Return on average equity	23.6%	29.1%	14.2%	0.0%	16.4%	22.0%	21.3%	26.6%	19.7%	17.1%	22.7%	21.5%	20.5%	25.7%

Capital ratio
BIS	12.9%	12.8%	13.9%	14.3%	16.6%	15.0%	15.3%	14.6%	16.7%	13.6%	13.1%	14.9%	16.2%	13.4%

Earnings per Share
Net income (nominal Ch$mn)	58,498	64,839	33,375	25	40,497	50,948	49,678	65,852	51,277	40,067	53,515	53,935	53,960	62,101
Net income per share (Nominal Ch$)	0.31	0.34	0.18	0.0	0.21	0.27	0.26	0.35	0.27	0.21	0.28	0.29	0.29	0.33
Net income per ADS (US$)	0.49	0.51	0.25	0.0	0.31	0.40	0.41	0.61	0.45	0.35	0.49	0.53	0.51	0.59
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1

Credit Quality
Past due loans/total loans	1.40%	1.35%	1.74%	2.12%	2.30%	2.35%	2.38%	2.23%	1.98%	1.73%	1.58%	1.52%	1.38%	1.29%
Reserves for loan losses/past due loans	139.6%	129.9%	108.6%	100.5%	93.3%	94.5%	94.3%	96.9%	104.8%	110.7%	120.3%	128.5%	135.1%	137.6%

Efficiency
Operating expenses/operating income	44.7%	43.7%	52.9%	48.2%	45.8%	41.1%	45.1%	42.7%	43.2%	46.9%	40.4%	46.0%	41.8%	39.1%

Market information (period-end)
Stock price	12.8	11.6	12.8	12.8	12.9	13.7	14.7	13.6	15.9	16.2	16.3	18.1	18.6	17.9
ADR price	20.10	17.35	17.7	18.63	18.33	20.41	23	23.8	26.9	26.7	27.94	33.86	33.13	32.3
Market capitalization (US$mn)	3,646	3,147	3,210	3,379	3,325	3,702	4,172	4,313	4,879	4,843	5,068	6,141	6,009	5,858

Other Data
Exchange rate (Ch/US$) (period-end)	664.44	697.69	747.62	712.38	727.36	697.23	665.13	599.42	623.21	636.59	606.96	559.83	586.45	578.92

*	Net interest margin including results of foreign exchange transactions

	Loans by client segment						% Change	% Change
Ch$ million	Mar-04	Jun-04	Sep-04	Dec-04	Mar-05	Jun-05	June 2005 / 2004	June / March 2005
Banefe	341,951	355,668	377,074	396,640	416,080	434,742	22.2%	4.5%
Middle-upper income	2,388,714	2,600,710	2,818,003	2,967,258	3,129,214	3,305,448	27.1%	5.6%
Total individuals	2,730,665	2,956,378	3,195,077	3,363,899	3,545,293	3,740,190	26.5%	5.5%

SMEs	916,574	966,617	1,021,429	1,070,559	1,143,571	1,223,618	26.6%	7.0%
Total RETAIL	3,647,238	3,922,996	4,216,507	4,434,457	4,688,864	4,963,808	26.5%	5.9%

Middle-market & real estate	1,673,284	1,682,550	1,695,306	1,721,460	1,855,576	1,899,395	12.9%	2.4%
Large Corporations	1,556,835	1,545,115	1,536,289	1,464,112	1,529,006	1,448,925	-6.2%	-5.2%

Total	6,877,357	7,150,661	7,448,102	7,620,029	8,073,446	8,312,128	16.2%	3.0%

Excludes contingent loans

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: August 4, 2005	By:	/s/ Gonzalo Romero
	Name:	Gonzalo Romero
	Title:	General Counsel